PUBLIC



16003791

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC

ANNUAL AUDITED REPO Processing
FORM X-17A-5   Section
PART III   FEB 26 2016 ✳

SEC FILE NUMBER
8- 67947

FACING PAGE **Washington DC**

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/15___ AND ENDING ___12/31/15___
         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **RG Knox Company, LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

___3734 Ecker Hill Dr___
(No. and Street)

___Park City___   ___UT___   ___84098___
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Karla Knox___   ___435-655-0970___
                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Stayner, Bates & Jensen___
(Name – if individual, state last, first, middle name)

___510 South 200 West #200   Salt Lake City   UT   84101___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

PUBLIC

OATH OR AFFIRMATION

I, _KARLA KNOX_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _KG KNOX COMPANY, LLC_ , as of _DECEMBER 31_, 20_15_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

STATE OF UTAH
COUNTY OF SUMMIT

Sworn to (or affirmed) and subscribed before me
this 19 day of FEB, 2016, by KARLA KNOX

_____   LISA VALIANT
Notary Public's Signature   Notary Name
My Commission Expires on 3-7-16

Notary Public

_____
Signature

CFO / OWNER
Title

LISA VALIANT
Notary Public, State of Utah
Commission # 653945
My Commission Expires
March 07, 2016

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RG KNOX COMPANY, LLC

Independent Auditor's Report
and
Statement of Financial Condition

December 31, 2015

CRD #148005

*** *PUBLIC* ***

RG KNOX COMPANY, LLC

Table of Contents



Stayner Bates & Jensen P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of RG Knox Company, LLC
Park City, Utah

We have audited the accompanying statement of financial condition of RG Knox Company, LLC as of December 31, 2015. These financial statements are the responsibility of RG Knox Company, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of RG Knox Company, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Stayner, Bates & Jensen, PC

Stayner, Bates & Jensen, P.C.
Salt Lake City, UT 84101
February 09, 2016

RG KNOX COMPANY, LLC
Statement of Financial Condition
December 31, 2013

ASSETS

Assets

Current Assets		
Cash and cash equivalents	$	48,355
Prepaid expenses		1,261
Other current assets		71
Total Current Assets		49,687
Equipment, net		2,292
Total Assets	$	**51,979**

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Current Liabilities		
Accounts payable	$	3,162
Accrued expenses		33
Total Current Liabilities		3,195
Total Liabilities		**3,195**
Members' Equity		
Members' capital		248,645
Retained deficit		(199,861)
Total Members' Equity		**48,784**
Total Liabilities and Members' Equity	$	**51,979**

See accompanying notes to the statement of financial position

NOTE A   <u>ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Organization</u>

RG KNOX COMPANY, LLC (the "Company") is a Broker/Dealer offering various types of fixed income investment opportunities for institutional accounts only. The Company was incorporated under the laws of the State of Utah in January 2007. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA") on December 22, 2008. The Company is headquartered in Park City, Utah and maintains licensing and registration in two states in the United States.

Following is a summary of the Company's significant accounting policies:

<u>Accounting Method</u>

The financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

<u>Commissions Receivable</u>

The Company records commissions when earned. Commissions receivable is periodically reviewed to determine whether the amounts are collectible. Commissions receivable are written off when they are determined to be uncollectible.

<u>Income Taxes</u>

The Company is treated as a partnership for income tax purposes and as such, each member is taxed separately on their distributive share of the Company's income whether or not that income is actually distributed. Therefore, no accrual for income taxes has been recorded in the financial statements.

<u>Use of Estimates in Preparation of Financial Statements</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. While actual results could differ from those estimates, management believes that the estimates are reasonable.

RG KNOX COMPANY, LLC
Notes to Statement of Financial Condition
December 31, 2015

NOTE A   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers cash on deposit in the bank to be cash.

Impact of New Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue From Contracts with Customers (Topic 606)*, to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity is expected to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each performance obligation. ASU 2014-09 will be effective for the Company's year ending December 30, 2018 using either of two methods: (a) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined with ASU 2014-09; or (b) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined in ASU 2014-09. The Company has not yet selected a transition method and is currently evaluating the impact of the pending adoption of ASU 2014-09 on its reviewed financial statements.

Property and Equipment

Property and equipment are stated at cost. Betterments and improvements are capitalized over their estimated useful lives, whereas repairs and maintenance expenditures on the assets are charged to expense as incurred. When assets are disposed of, the cost and accumulated depreciation (net book value of the assets) is eliminated and any resulting gain or loss is reflected accordingly. Depreciation is computed using the straight-line method over estimated useful lives of three to five years.

Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair values because of the short-term nature of these instruments.

NOTE B   CASH AND CASH EQUIVALENTS

Cash is comprised of cash on deposit in the bank. The Company's bank deposits are held in a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC") to certain levels. The Company has not experienced any losses in such accounts or lack of access to its cash, and believes it is not exposed to significant risk of loss with respect to cash. However, no assurance can be provided that access to the Company's cash will not be impacted by adverse economic conditions in the financial markets. As of December 31, 2015, the Company did not have any amount in excess of the FDIC coverage.

NOTE C   EQUIPMENT

The cost basis of equipment and its accumulated depreciation at December 31, 2015 is $17,606 and $15,314, respectively.

NOTE D   PENSION PLAN/401k PLAN

The Company maintains a 401k plan for its employee. Contributions to this plan are discretionary. The Plan commenced in 2011. There was no accrued pension plan payable at December 31, 2015.

NOTE E   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital of the greater of $5,000 or 6 2/3% of Aggregate Indebtedness. At December 31, 2015, the Company had net capital of $45,160, which was $40,160 in excess of its required net capital of $5,000.

NOTE F   RELATED PARTY TRANSACTIONS

The Company has paid 55% of its commissions earned to a party sharing common ownership. During the year ended December 31, 2015, the Company did not owe or pay any commissions to this related party.

NOTE G   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 09, 2016, the date the financial statements were available to be issued, and has concluded that no recognized or non-recognized subsequent events have occurred since its year ended December 31, 2015.

R·G·KNOX
COMPANY
• Established 1975 •

3734 Ecker Hill Drive
Park City, Utah 84098
p 435.655.0970
www.rgknox.com

SEC
Mail Processing
Section

FEB 26 2016

Washington DC
404

January 22, 2016

Stayner Bates & Jensen P.C.
510 South 200 West Suite 200
Salt Lake City, Utah 84101

Attention: Neal Hansen, CPA

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Hansen:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (i) the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

RG Knox Company, LLC met the Section 204, 15c3-3 (k) (2) (i) exemption for the period January 1, 2015 to December 31, 2015.

Sincerely,

Robert G. Knox
President



Stayner Bates & Jensen P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
of RG Knox Company, LLC
Park City, UT

We have reviewed management's statements, included in the accompanying exemption report, in which (1) RG Knox Company, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which RG Knox Company, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) RG Knox Company, LLC stated that RG Knox Company, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. RG Knox Company, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RG Knox Company, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stayner, Bates & Jensen, PC

Stayner, Bates & Jensen, P.C.
Salt Lake City, UT
February 09, 2016



Stayner Bates & Jensen P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
of RG Knox Company, LLC
Park City, UT

We have reviewed management's statements, included in the accompanying exemption report, in which (1) RG Knox Company, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which RG Knox Company, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) RG Knox Company, LLC stated that RG Knox Company, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. RG Knox Company, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RG Knox Company, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stayner, Bates & Jensen, PC

Stayner, Bates & Jensen, P.C.
Salt Lake City, UT
February 09, 2016

R·G·KNOX
COMPANY
• Established 1975 •

3734 Ecker Hill Drive
Park City, Utah 84098
p 435.655.0970
www.rgknox.com

January 22, 2016

Stayner Bates & Jensen P.C.
510 South 200 West Suite 200
Salt Lake City, Utah 84101

Attention: Neal Hansen, CPA

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Hansen:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (i) the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

RG Knox Company, LLC met the Section 204, 15c3-3 (k) (2) (i) exemption for the period January 1, 2015 to December 31, 2015.

Sincerely,

Robert G. Knox
President